

October 31, 2012

<u>Via E-mail</u>
Rishi Varma
Vice President and General Counsel
TPC Group, Inc.
5151 San Felipe, Suite 800
Houston, TX 77056

> **Re: TPC Group, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed October 19, 2012**
> **File No. 001-34727**

Dear Mr. Varma:

We have reviewed your response letter, dated October 4, 2012, and we have the following additional comment.

<u>General</u>

1. We note the added disclosure you provided in response to comment one of our letter dated October 17, 2012. Specifically, we note your disclosure, on pages 14-15, 39, and 44, that in certain events, due to a material development with respect to the Innospec proposal, you will communicate the necessary information to stockholders by potentially issuing a press release, filing additional soliciting materials with the SEC, and/or distributing amended or supplemental proxy materials. Please revise your disclosure to clarify whether you intend, in the event you receive a binding proposal from Innospec, to delay the special meeting so as to provide your stockholders with adequate time to absorb and consider such necessary information in order to vote or change an earlier vote on the existing Merger Agreement. Please also clarify the circumstances, if any, under which you would delay the special meeting and the duration of any potential delay. Please also disclose whether you intend to distribute a new proxy card with any additional, amended, or supplemental proxy materials distributed as a result of such proposal or if shareholders will otherwise be entitled to change their vote according to the procedure for changing votes, as outlined on page 23.

2. On page 15, you state that "the SEC staff confirmed that it had no further comments on [●], 2012." Please either remove or revise this language to reflect that "the SEC staff completed its review on [●], 2012."

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: M. Breen Haire (*via e-mail*)
Baker Botts L.L.P.